

January 26, 2017

Mail Stop 4720

<u>Via E-mail</u>
Mr. R. Mark Graf
Executive Vice President and
  Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

> **Re: Discover Financial Services**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-33378**

Dear Mr. Graf:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Stephanie L. Sullivan

                                Stephanie L. Sullivan
                                Senior Technical and Policy Advisor
                                Office of Financial Services